Exhibit 99.22

CERTIFICATE AND CONSENT
I,	Stephen P. Quin	hereby certify that:
(Please Print – Name of Individual)

(a)

I have read and understood the questions, cautions, acknowledgement and consent in this Form, and the answers I have given to the questions in this Form and in any attachments to it are true and correct, except where stated to be to the best of my knowledge, in which case I believe the answers to be true;

(b)

I have read and understand the Personal Information Collection Policy attached hereto as Schedule 2 (the “Personal Information Collection Policy”);

(c)

I consent to the collection, use and disclosure of the information in this Form and to the collection, use and disclosure of further personal innformation in accordance with the Personal Information Collection Policy; and

(d)

I understand that I am providing this Form to a regulator listed in Schedule 3 attached hereto and I am under the jurisdiction of the regulator to which I submit this Form, and it is a breach of securities legislation to provide false or misleading information to the regulator.

March 15, 2010
Date [within 30 days of the date of the preliminary prospectus]
“Stephen P. Quin”
Signature of Person Completing this Form